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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                COMMISSION FILE NUMBER   0-29768

NOTIFICATION OF LATE FILING

(CHECK ONE): FORM  10-K[X] FORM  11-K[ ] FORM  20-F[ ] FORM  10-Q[ ] FORM N-SAR

FOR PERIOD ENDED:  DECEMBER 31, 2000
                 ---------------------------------------------------------------

[ ] TRANSITION REPORT ON FORM 10-K

[ ] TRANSITION REPORT ON FORM 10-Q

[ ] TRANSITION REPORT ON FORM 20-F

[ ] TRANSITION REPORT ON FORM N-SAR

[ ] TRANSITION REPORT ON FORM 11-K

FOR THE TRANSITION PERIOD ENDED:
                                ------------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:
                                             -----------------------------------
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                         PART I. REGISTRANT INFORMATION


FULL NAME OF REGISTRANT              24/7 MEDIA, INC.
                       ---------------------------------------------------------

FORMER NAME IF APPLICABLE

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                                       1250 BROADWAY
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CITY, STATE AND ZIP                 NEW YORK, NY 10001
                    ------------------------------------------------------------


                        PART II. RULE 12B-25 (B) AND (C)


      IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE.)

      (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;
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[X](B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM
      10-K, 20-F, 11-K OR FORM -SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


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                                                                     FORM 12B-25
--------------------------------------------------------------------------------
                               PART III. NARRATIVE

      STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)


      THE COMPANY WAS UNABLE TO FILE THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 (THE "FORM 10-K") WITHIN THE PRESCRIBED TIME PERIOD FOR THE FOLLOWING REASONS.

THE REGISTRANT HAS EXPERIENCED DELAY IN PREPARING ITS CONSOLIDATED FINANCIAL STATEMENTS DUE TO ISSUES RELATING TO SIGNIFICANT WRITE-DOWNS IN THE VALUE OF ITS ASSETS AS WELL AS MANAGEMENT'S DEVOTION OF SUBSTANTIAL TIME TO CAPITAL RAISING ACTIVITIES AND FURTHER RESTRUCTURING OF THE REGISTRANT'S OPERATIONS. THE REGISTRANT IS UNABLE TO FILE TIMELY WITHOUT UNREASONABLE EFFORT OR EXPENSE.


                           PART IV. OTHER INFORMATION

      (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION

      MARK E. MORAN                             212          231-7103
--------------------------------------------------------------------------------
                    (NAME)                  (AREA CODE)   (TELEPHONE NUMBER)

    (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).
                                                                  [X] YES [ ] NO

    (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                                  [X] YES [ ] NO

    IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

THE COMPANY HAS TAKEN RESTRUCTURING AND IMPAIRMENT CHARGES OF APPROXIMATELY $12.0 MILLION AND $601.6 MILLION, RESPECTIVELY, FOR THE YEAR ENDED DECEMBER 31, 2000. THE COMPANY'S NET LOSS FOR THE YEAR WAS $779.9 MILLION. THE COMPANY HAS RELEASED THESE RESULTS IN A PRESS RELEASE ON MARCH 21, 2001 AND IN A CORRESPONDING 8-K.


                                24/7 MEDIA, INC.
--------------------------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

DATE MARCH 30, 2001    BY /s/ Mark E. Moran
     --------------       ------------------------------------------------------
                       MARK E. MORAN,, SENIOR VICE PRESIDENT AND GENERAL COUNSEL

                                       3
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    INSTRUCTION. THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE
REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE
REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.

                                    ATTENTION

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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